Exhibit 99.1


                                 January 9, 2004


Cadence Resources Corporation
c/o Lucius C. Geer & Associates
11211 Katy Freeway, Suite 400
Houston, Texas 77079


Attention:   Mr. L. C. Geer


                                                  Re: Waggoner Estate Properties
                                         Various Leases, Wilbarger County, Texas
                                     Appraisal of Reserves and Future Net Income
                                                Effective Date - October 1, 2003

Dear Mr. Geer,

At your request we have prepared a revised evaluation of the oil reserves and associated future net income attributable to the interest of certain producing properties on the Waggoner Ranch in Wilbarger County, Texas. These properties are on the Waggoner Cadence "A" and "B" leases and the Waggoner-Cadence Electra Lake Lease.

This evaluation supercedes our evaluation dated November 25, 2003. It includes an annual increase of $60,000 in operating costs, net to the working interest of Cadence Resources Corporation. The Cadence "B" lease well is near the economic limit (Remaining Life = 8+/- months) utilizing the operating costs used in the November 25, 2003 evaluation: therefore, no additional operating costs were applied to the "B" lease. The $60,000 was allocated equally to the net working interests of the other wells, one on the Cadence "A" lease and three on the Waggoner-Cadence Electra Lease


This report presents our estimates of the proved producing oil reserves anticipated to be produced from the leaseholds evaluated. Natural gas production has not been reported


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Cadence Resources Corporation                                    January 9, 2004
Waggoner Estate Properties                                                Page 2
Appraisal of Reserves and Future Net Income
Effective Date - October 1, 2003


for these properties; consequently gas reserves have not been estimated. Also, no undrilled locations, either proved or otherwise, have been evaluated in this report.

Davis has also estimated the future net revenues and discounted present values associated with the scheduled production of these reserves as of the effective date of October 1, 2003.

The results of our study may be summarized as follows:

                          Non Escalated Pricing Scenario
                    Estimated Reserves and Future Net Income
                        Net to Waggoner Estate Properties
                              As of October 1, 2003

                                       Estimated Net Reserves               Future Net Income ($1000)
                                        ---------------------               --------------------------
Reserve Category                       MBarrels            MMCF            Undiscounted       Disc.@ 10%
--------------------                -----------            ----            ------------       ----------

PROVED RESERVES

Producing                               66.137                   0.0          1,461.5               1,248.5

TOTAL PROVED                            66.137                   0.0          1,461.5               1,248.5

Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure base of the area wherein the gas reserves are located.

DATA SOURCES

Mr. Davis furnished basic leasehold, well and ownership data used in the preparation of this report. Davis has accepted as correct the records as they pertain to factual matters such as acreage controlled, working and net revenue interests, the number and depths of wells, reservoir pressure and production history. Davis made no physical inspection of the properties nor conducted any well tests.

DISCUSSION

Current daily production from the properties was reviewed and the forecasts of recoverable reserves based upon volumetric determinations of hydrocarbons in place. Recovery of those hydrocarbons has been estimated from reservoir conditions and performance to date, including water production from those wells on the Electra Lake



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Cadence Resources Corporation                                    January 9, 2004
Waggoner Estate Properties                                                Page 3
Appraisal of Reserves and Future Net Income
Effective Date - October 1, 2003


lease and anticipated water production from the Waggoner Cadence "A" lease completion.

Production from the three completions on the Electra Lake lease has been reported on a total lease basis and when necessary allocated to individual wells on an equal basis. However, the Electra Lake #1 well has a different working and revenue interest position. Consequently the actual interests used in the evaluation are an average interest for the three wells combined.

RESERVE DEFINITIONS

Reserves - are estimated volumes of crude oil, condensate, natural gas, natural gas liquids and associated substances anticipated to be commercially recoverable from known accumulations from a given date forward, under existing economic conditions, by established operating practices, and under current government regulations. Reserve estimates are based on interpretation of geologic and/or engineering data available at the time of the estimate.

Proved Reserves - are quantities of crude oil, condensate, natural gas and natural gas liquids that can be estimated with reasonable certainty to be recoverable under current economic conditions. Current economic conditions include prices and costs prevailing at the time of the estimate. Reserves are considered proved if commercial producibility of the reservoir is supported by actual production or formation tests. In certain instances proved reserves may be assigned on the basis of electrical and other type logs and/or core analysis that indicate that the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing, or have demonstrated the ability to produce on a formation test.

The area of a reservoir considered proved includes (1) the area delineated by drilling and defined by fluid contracts, if any and (2) the undrilled areas that can be reasonably judged as commercially productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limits. Proved reserves do not include volumes of crude oil, condensate, natural gas or natural gas liquids being held in inventory.

CLASSIFICATION OF RESERVES

The reserves considered in this report are defined as proved and were estimated in accordance with the definitions outlined in the Securities and Exchange Commission (SEC) regulations S-X Part 4-10 and Financial Accounting Standards Board Statement No. 69.


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Cadence Resources Corporation                                    January 9, 2004
Waggoner Estate Properties                                                Page 4
Appraisal of Reserves and Future Net Income
Effective Date - October 1, 2003


ECONOMIC PARAMETERS

Pricing for Crude Oil and Condensate - The unit price used throughout this report for crude oil is based upon an initial oil price of $29.19 per barrel, the spot price in effect as of the last day of September 2003 for West Texas Intermediate crude at Cushing, Oklahoma. This price for oil was held constant throughout the producing life of the property.

Volumes of oil produced and sold during calendar 2003 as well as revenues received were utilized to determine a relationship between wellhead revenues for the subject properties and the posted price for oil. This relationship or differential to posted prices was determined for each of the subject leases and is reflected in the effective product price in the report.

Pricing for Natural Gas - There were no volumes of natural gas forecast for recovery from the subject properties.

Operating Costs - Operating costs are based upon information provided and were kept constant throughout the producing life of the properties.

FUTURE NET INCOME

Future net income is based upon gross income from future production less operating expenses (as previously described) and taxes (production, severance, ad valorem or other). No estimated future capital for development and workover costs was taken into account for this evaluation. No allowance was made for depletion, depreciation, income taxes or miscellaneous administrative expenses.

Neither the cost to abandon these properties nor the salvage value of any associated equipment was considered in this report.

Future net income has been discounted for determination of present worth at values ranging from 0 to 100 percent using monthly discounting. The primary discount rate used in this report to determine present value from future net income is ten (10) percent.

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Cadence Resources Corporation                                    January 9, 2004
Waggoner Estate Properties                                                Page 5
Appraisal of Reserves and Future Net Income
Effective Date - October 1, 2003


GENERAL

Mr. Ken Davis has provided access to various well data, production and revenue information. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities that may exist. Nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.

This report has been prepared for the exclusive use of Cadence Resources Corporation and shall not be reproduced, distributed or made available to any other company without Davis's written consent. Such consent will not be unreasonably withheld if the report is utilized in its entirety.

Neither Davis nor any of its employees have any interest Cadence Resources Corporation or any other related companies or the properties reported herein. The employment and the compensation to prepare this study are not contingent upon our estimates of reserves and associated economic values.

                                          Very truly yours,
                                          RALPH E. DAVIS ASSOCIATES, INC.


                                          /s/ Joseph Mustacchia, Jr.
                                          Joseph Mustacchia, Jr.
                                          Executive Vice President